UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-41745

ODDITY Tech Ltd.

(Translation of registrant’s name into English)

8 HaHarash Street,

Tel Aviv-Jaffa, 6761304, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Appointment of Director

On August 20, 2026, the board of directors (the “Board”) of ODDITY Tech Ltd. (the “Company”) appointed David S. Cohen as an independent director of the Company and a member of the Audit Committee of the Company, effective immediately. Mr. Cohen was appointed as a Class II independent director of the Company for an initial term expiring at the Company’s 2028 annual general meeting of shareholders.

Mr. Cohen (60) spent 32 years at Morgan Stanley Investment Management, where he was a Managing Director from December 2004 until his retirement in January 2026, having begun his career there in May 1993. He currently serves as a member of the Consumer Collective of Optimal Advisory. Mr. Cohen formerly served as a board observer of Blue Bottle Coffee from January 2014 to May 2017. He holds a B.S. in Management from Pace University.

There are no (i) family relationships between Mr. Cohen and any other directors or executive officers of the Company nor (ii) related party transactions involving Mr. Cohen that necessitate disclosure pursuant to Item 7.B of Form 20-F.

This Report of Foreign Private Issuer on Form 6-K (“Report”) is incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-296510 and 333-274796) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ODDITY TECH LTD.

By:	/s/ Lindsay Drucker Mann
Name: Lindsay Drucker Mann
Title: Global Chief Financial Officer

Date: August 20, 2026